EXHIBIT 99.05

Chunghwa Telecom

November 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Oct. 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Oct.	Net sales	18,691,544	20,354,824	(-)1,663,280	(-)8.17%

Jan- Oct.	Net sales	190,349,108	189,925,872	(+)423,236	(+)0.22%

b Trading purpose : None